As filed with the Securities and Exchange Commission on March 23, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

i2 TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2294945
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One i2 Place

11701 Luna Road

Dallas, TX 75234

469.357.1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert C. Donohoo

Senior Vice President, General Counsel and Secretary

11701 Luna Road

Dallas, TX 75234

469.357.1000

(Name, address including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Bruce B. Wood, Esq.

Dechert LLP

30 Rockefeller Plaza

New York, New York 10112

212.698.3500

Approximate date of commencement of proposed sale to the public: At such time or times after this Registration Statement becomes effective as the selling stockholders may determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.00025 par value	6,061,097 shares(2)	$16.20	$98,189,771	$10,507 (3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low sales prices of the common stock on the Nasdaq National Market on March 22, 2006.
(2)	Represents the aggregate number of shares of common stock that are currently issuable upon (i) conversion of $86.25 million in aggregate principal amount of the Registrant’s 5% Senior Convertible Notes due 2015, calculated based on a conversion rate as of March 22, 2006 of 64.6517 shares per $1,000 principal amount of the notes, and (ii) exercise of warrants to purchase up to an additional 484,889 shares of common stock at an exercise price of $15.4675 per share as of March 22, 2006. Pursuant to Rule 416 under the Securities Act of 1933, the Registrant is also registering an indeterminate number of shares of common stock that may be issued from time to time upon conversion of the notes and exercise of the warrants, as this amount may be adjusted as a result of stock splits, stock dividends and anti-dilution provisions.
(3)	Calculated at the rate of $107 per million dollars pursuant to the most recent fee rate advisory for calendar year 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 23, 2006

PROSPECTUS

i2 TECHNOLOGIES, INC.

6,061,097 Shares of Common Stock

i2 Technologies, Inc. has issued an aggregate of $86.25 million principal amount of its 5% senior convertible notes due 2015 in private placements to institutional investors. The notes are convertible, subject to certain conditions, into cash and shares, if any, of common stock, at an initial conversion price of $15.4675 per share of common stock (which is equivalent to a conversion rate of approximately 64.6517 shares of common stock per $1,000 principal amount of notes). The conversion price is subject to adjustment. Upon conversion of the notes, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock.

We also issued to such investors warrants to purchase up to an additional 484,889 shares of our common stock at a price of $15.4675 per share, subject to adjustment upon specified events. The warrants expire ten years from the date of issuance.

We have prepared this prospectus to allow the selling stockholders we have identified herein to offer for resale up to 6,061,097 shares of our common stock issuable upon conversion of the notes at the conversion price and upon exercise of the warrants at the exercise price.

The selling stockholders may sell the shares of common stock offered by this prospectus in private transactions at negotiated prices, in the open market at prevailing market prices or through any other means described under the heading “Plan of Distribution” beginning on page [13]. The selling stockholders may elect to sell all, some or none of the shares of common stock offered hereby. Our company is not selling any shares of common stock in this offering and therefore we will not receive any proceeds from this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol “ITWO.” On March 22, 2006, the last sales price of our common stock as reported on the Nasdaq National Market was $16.24 per share.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “ Risk Factors” section beginning on page 2 of this prospectus before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2006

Page
Prospectus Summary	1
Risk Factors	2
Special Note Regarding Forward-Looking Statements	[10	]
Use of Proceeds	[10	]
Dividend Policy	[11	]
Selling Stockholders	[11	]
Plan of Distribution	[12	]
Legal Matters	[15	]
Experts	[15	]
Incorporation by Reference	[15	]
Where You Can Find More Information	[16	]

You should rely only on the information contained in or incorporated by reference into this prospectus. No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

The terms “i2,” “our,” “we” and “us,” as used in this prospectus, refer to i2 Technologies, Inc. and its wholly-owned subsidiaries, except where it is clear that the term refers only to the parent company.

References in this prospectus to the terms “optimal” and “optimization” and words to that effect are not intended to connote the mathematically optimal solution, but may connote near-optimal solutions, which reflect practical considerations such as customer requirements as to response time, precision of the results and other commercial factors.

- i -

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the “Risk Factors” section and the additional documents incorporated by reference herein, before making an investment decision.

i2 Technologies, Inc.

We are a provider of enterprise supply chain management solutions, including various supply chain software and service offerings. We operate our business in one business segment. Supply chain management is the set of processes, technology and expertise involved in managing supply, demand and fulfillment throughout divisions within a company and with its customers, suppliers and partners. The goals of our solutions include increasing supply chain efficiency and enhancing customer and supplier relationships by improving agility, managing variability, reducing complexity, improving operational visibility, increasing operating velocity as well as integrating planning and execution. Our offerings help customers maximize efficiency in relation to sourcing, supply, demand, fulfillment and logistics performance. Our application software is often licensed in conjunction with other offerings including content and services we provide such as business optimization and technical consulting, training, solution maintenance, content management, software upgrades and development.

i2 was founded in 1988 and incorporated in Delaware in 1989. Our executive offices are located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and our telephone number is (469) 357-1000. We maintain a site on the world wide web at the address http://www.i2.com. The information on our web site is not a part of this prospectus or incorporated by reference herein.

The Offering of Common Stock

Issuer	i2 Technologies, Inc.

Common Stock Offered for Resale by the Selling Stockholders	Up to 5,576,208 shares of our common stock issuable upon the conversion of up to $86.25 million principal amount of our 5% Senior Convertible Notes due 2015 and up to 484,889 shares of our common stock issuable upon exercise of certain outstanding warrants to purchase common stock.

Trading	Our common stock is quoted on the Nasdaq National Market under the symbol “ITWO.”

Use of Proceeds	The selling stockholders will receive all of the proceeds from the resale of the shares of common stock offered hereby. We will not receive any proceeds from the resale of the shares of common stock.

Registration Rights	We have agreed to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earliest of (1) the date on which all shares of our common stock issuable upon conversion of the notes and exercise of the warrants held by non-affiliates of the selling stockholders are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor provision thereof; (2) the date when each of the shares of our common stock issuable upon conversion of the notes and exercise of the warrants covered by the registration statement of which this prospectus forms a part has been effectively registered under the Securities Act and disposed of in accordance with such registration statement; (3) the date on which all shares of our common stock issuable upon conversion of the notes and exercise of the warrants have been resold pursuant to Rule 144 under the Securities Act; (4) the date on which all the notes, the warrants, and the shares of our common stock issuable upon conversion of the notes and exercise of the warrants cease to be outstanding; and (5) November 23, 2008.

Risk Factors	We urge you to carefully read the section entitled “Risk Factors” for an explanation of the risks of investing in our common stock.

RISK FACTORS

We urge you to consider carefully all of the information set forth in this prospectus and incorporated by reference in this prospectus. Please refer to “Where You Can Find More Information” and “Incorporation by Reference.” We urge you to particularly evaluate the following risks before deciding to purchase the common stock. Various statements in this prospectus (including some of the following risk factors) and incorporated by reference in this prospectus constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included in this prospectus. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This prospectus is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could have a material adverse effect on our business, financial condition, cash flow or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

Risks Related To Our Business

We Have Experienced Substantial Negative Cash Flows And May Continue To Experience Such Negative Cash Flows, Which Would Have A Further Significant Adverse Effect On Our Business, Impair Our Ability To Support Our Operations And Adversely Affect Our Liquidity.

We have experienced substantial negative cash flows during the five years ended December 31, 2005, primarily due to sharp declines in our revenues and our inability to reduce our expenses to a level at or below the level of our revenues. Additionally, in 2005 we disposed of operations that generated positive income and cash flow. We used the proceeds from these disposals to pay down existing debt. Although we implemented restructuring activities in early 2005 focused on, among other things, further reducing our workforce and decreasing continued development of the functionality of certain of our products, a failure to maintain expense levels, stabilize or grow revenues, achieve positive cash flows and obtain additional equity or debt financing as needed will impair our ability to support our operations, adversely affect our liquidity and threaten our ability to repay our debts when they come due, which would have a material adverse effect on our business, results of operations, cash flow and financial condition as well as our stock price. Additionally, we continue to be obligated to pay approximately $5.6 million annually in interest on our $111.3 million face value of convertible notes, which includes the additional $7.5 million of notes issued in January 2006 pursuant to the exercise of the over-allotment option. Continued negative cash flows and the adverse market perception associated therewith may continue to negatively affect our ability to sell our products and maintain existing customer relationships and may adversely affect our ability to obtain additional debt or equity financing on advantageous terms. There can be no assurance that we will be successful in obtaining or maintaining an adequate level of cash resources and we may be forced to act more aggressively in the future in the area of expense reduction in order to conserve cash resources.

We Have A Negative Net Working Capital Balance Which May Require Additional Private Or Public Debt Or Equity Financing To Meet Working Capital Needs And To Repay Our Existing Debt When It Becomes Due. This May Have A Substantial Dilutive Effect On The Holdings Of Existing Stockholders. Such Financing May Only Be Available On Disadvantageous Terms, Or May Not Be Available At All. We Have $25 million of 5.25% Convertible Subordinated Notes That Are Due In December 2006 And Our Working Capital May Be Insufficient To Repay These Notes

At December 31, 2005, we had a negative net working capital balance of $34.3 million. Our cash position may continue to decline in the future, primarily due to cash outflows associated with our operations, our debt service obligations and our prior restructuring activities. Unless we are able to maintain expense levels, stabilize or grow revenues and achieve consistent positive cash flows, our ability to support our operations and our liquidity may be further impaired. We may not be successful in obtaining or maintaining an adequate level of cash resources. We have $25.0 million of debt that matures in December 2006.

We may be required to seek additional private or public debt or equity financing in order to support our operations and repay our outstanding indebtedness. However, we may not be able to obtain debt or equity financing on satisfactory terms or at all, and any new financing will likely have a substantial dilutive effect on our existing stockholders.

Our 5% Senior Convertible Notes Contain Covenants That Restrict Our Ability To Incur Additional Indebtedness

Our 5% senior convertible notes contain financial covenants that, among other things, place restrictions on the amount and type of additional indebtedness that we can incur. Based on certain conditions we are limited to additional unsecured borrowings of $25 million and limitations of secured borrowings based on EBITDA levels.

Our Financial Results Have Varied And May Continue To Vary Significantly From Quarter To Quarter And We May Again Fail To Meet Expectations, Which Might Negatively Impact The Price Of Our Stock.

Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Although our revenues are subject to fluctuation, significant portions of our expenses are not variable in the short term, such as our lease and purchase commitments and debt servicing expense. If we cannot reduce expenses quickly to respond to decreases in revenues, a revenue shortfall is likely to adversely and disproportionately affect our operating results. These factors have caused our operating results to be below the expectations of securities analysts and investors in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations might negatively affect the price of our common stock.

Continued Decreased Levels Of Demand For Our Enterprise Products And Services Could Significantly Reduce Our Revenues.

Historically, we have derived a substantial portion of our revenues from licenses of our enterprise products and related services. Our enterprise products principally include solutions to address supply and demand management, transportation and distribution management, execution and collaboration, supplier relationship management, as well as data management and analytics. We expect software solution revenues and maintenance and consulting contracts related to our enterprise products to continue to account for a substantial portion of our revenues for the foreseeable future. We have experienced a sharp decrease in the demand for our enterprise products and related services due to a number of factors, including sales execution, product competitiveness and questions regarding our viability, which have led to a decline in our revenues. Other factors, such as competition and technological change and the existing and potential litigation and other proceedings against us, could also adversely impact demand for, or market acceptance of, these applications.

If We Are Unable To Develop And Generate Demand For Our Products, Additional Serious Harm Could Result To Our Business.

We have invested significant resources in developing and marketing our products and services. The demand for, and market acceptance of, our products and services are subject to a high level of uncertainty. Adoption of software solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, requires a broad acceptance of substantially different methods of conducting business and exchanging information. Our products and services are often considered complex and may involve a new approach to the conduct of business by our customers. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for our products and services may continue to weaken, competitors may develop superior products and services or we may fail to develop acceptable solutions to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We May Not Be Competitive, And Increased Competition Could Seriously Harm Our Business.

Relative to us, many of our competitors have one or more of the following advantages:

•	Longer operating history.

•	Greater financial, technical, marketing, sales and other resources.

•	Consistent positive cash flows.

•	Historical profitable operations.

•	Superior product functionality in certain areas.

•	Greater name recognition.

•	A broader range of products to offer.

•	Better software performance.

•	A larger installed base of customers.

Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition as we compete for market share. We understand that some competitors are offering enterprise application software at no charge as components of product bundles. Further, traditional enterprise resource planning vendors have focused more resources on the development and marketing of enterprise application software, particularly in the product and industry segments in which we compete and, increasingly, corporate information technology departments are undertaking internal development efforts. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

We Have Been And Continue To Be Subject To Claims Pertaining To The Quality Of Our Products And Services, And Questions Regarding Our Financial Viability, Which Claims And Perceptions, If Unresolved Or Not Addressed, Could Continue To Seriously Harm Our Business And Our Stock Price.

From time to time, customers make claims pertaining to the quality and performance of our software and services, citing a variety of issues. Our recent operating performance, our historic negative net cash position, the long- term decline in our stock price, and the existing and potential litigation and other proceedings against us have led to questions in the market regarding our financial viability. Whether customer claims regarding the quality and performance of our products and services or concerns about our financial viability are founded or unfounded, if such claims and perceptions are not resolved in a manner favorable to us, they may continue to adversely impact customer demand and affect the market perception of our company, our products and our services. Any such damage to our reputation could have a material adverse effect on our business, results of operations, cash flow and financial condition and could negatively affect the price of our stock.

We Face Risks Related To Ongoing Governmental Investigations And Litigation That Could Have A Material Adverse Effect On Our Relationships With Customers And Our Business, Results Of Operations, Cash Flow and Financial Condition And We May Face Additional Litigation In The Future That Could Also Harm Our Business.

In March 2003, the SEC issued a formal order of investigation to determine whether there had been violations of the federal securities laws by us and/or others involved with us in connection with matters relating to the 2003 restatement of our consolidated financial statements. The settlement of the SEC enforcement proceedings, announced on June 9, 2004 and described in Note 7—Commitments and Contingencies in our Notes to Condensed Consolidated Financial Statements, covers the company only. On July 15, 2005, the SEC filed a civil action against three former officers of the company: Gregory A. Brady, William M. Beecher and Reagan L. Lancaster. The complaint relates to events that occurred prior to the restatement of the company’s financial statements in 2003. We continue to cooperate with the staff of the SEC and we are also cooperating with the U.S. Attorney’s Office for the Northern District of Texas, which has also been investigating certain matters relating to our restatement.

We currently face a lawsuit recently brought against us by Kmart and a potential assessment by the Internal Revenue Service relating to the timing of the company’s remittance of withholding taxes associated with the exercise of stock options by employees in the 2000 tax year. We may face additional litigation in the future that could harm our business and impair our liquidity.

We are generally obligated, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in some of these lawsuits. Defending against existing and potential litigation and other proceedings may continue to require significant attention and resources of our management. We cannot assure you that the significant time and effort spent will not adversely affect our business, results of operations, cash flow and financial condition.

The Loss Of Certain Of Our Key Personnel And Any Future Potential Losses Of Key Personnel Or Our Failure To Attract Additional Personnel Could Seriously Harm Our Company.

We rely upon the continued service of a relatively small number of key technical, sales and senior management personnel. We have lost a number of key personnel as a result of our performance and our restructurings, among other reasons, and we believe our voluntary attrition rate is generally higher than the software industry’s average. Our workforce reductions have impacted employees directly responsible for sales, which may affect our ability to close revenue transactions with our customers and prospects, and consulting, which may affect customer satisfaction. Our future success depends on retaining our key employees and our ability to retain, attract and train other highly qualified technical, sales and managerial personnel, which may be increasingly difficult given our recent financial performance and employee layoffs.

Additional changes to our organizational structure may result in further voluntary and involuntary attrition and loss of key personnel. Our employees can typically resign with little or no prior notice. Our loss of any more of our key technical, sales and senior management personnel, and the intellectual capital that they possess, or our inability to retain, attract and train additional qualified personnel could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Restructuring and Reorganization Initiatives Have Been Executed, And Such Activities Pose Significant Risks To Our Business.

Restructuring initiatives were recently executed by us in an effort to achieve our profitability objectives. This restructuring involved, among other things, reducing our workforce and decreasing continued development of functionality for certain of our products. These activities pose significant risks to our business, including the risk that terminated employees will disparage the company, file legal claims against us related to their termination of employment, become employed by competitors or share our intellectual property or other sensitive information with others and that the reorganization will not achieve targeted efficiencies. The failure to retain and effectively manage our remaining employees or achieve our targeted efficiencies through the reorganization could increase our costs, adversely affect our development efforts and impact the quality of our products and customer service. If customers become dissatisfied with our products or service, our maintenance renewals may decrease, our customers may take legal action against us and our sales to existing customers could decline, leading to reduced revenues. Additionally, during 2005, we announced the reorganization of our sales and services operating structure from primarily geographic to primarily industry-focused field groups. Failure to achieve the desired results of our strategic initiatives would harm our business, results of operations, cash flow and financial condition.

Because Our Software Products Are Intended To Work Within Complex Business Processes, Implementation Or Upgrades Of Our Products Can Be Difficult, Time-Consuming And Expensive, And Customers May Be Unable To Implement Or Upgrade Our Products Successfully Or Otherwise Achieve The Benefits Attributable To Our Products. This May Result In Customer Dissatisfaction, Harm To Our Reputation And Cause Non-Payment Issues.

Our products typically must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. As a result, some customers may have difficulty implementing our products successfully or otherwise achieving the benefits attributable to our products. Delayed or ineffective implementation or upgrades of our software and services may limit our sales opportunities, result in customer dissatisfaction and harm to our reputation, or cause non-payment issues.

Failure To Complete Development Projects As Planned Could Harm Our Operating Results And Create Business Distractions And Negative Publicity That Could Harm Our Business.

Risks associated with our software solutions and other development projects include, but are not limited to:

•	Customers may withhold cash payments or cancel contracts if we fail to meet our delivery commitments, the customers have financial difficulties or change strategy, or the functionality delivered is not acceptable to the customers. We are particularly susceptible to this with respect to arrangements where payments are scheduled to occur later in the engagement.

•	The cancellation or scaling back of one or more of our larger software solutions and other development projects could have a material adverse impact on future software solution revenues.

•	We may be unable to recognize revenue associated with software solutions and other development projects in accordance with expectations. We generally recognize revenue from software solutions and other development projects over time using the contract method of accounting. Failure to complete project phases in accordance with the overall project plan can create variability in our expected revenue streams if we are not able to recognize revenues related to particular projects because of delays in development.

•	Many of our software solutions and other development projects are fixed-price arrangements. If we fail to accurately estimate the resources required for a fixed-price project or the customer attempts to change the scope of the project, the profit, if any, realized from the project would be adversely affected to the extent that we have to add additional resources to complete the project.

If We Fail To Adequately Protect Our Intellectual Property Rights Or Face A Claim Of Intellectual Property Infringement By A Third Party, We Could Lose Our Intellectual Property Rights Or Be Liable For Significant Damages.

We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. This is particularly true in India, where a significant portion of our Solutions Operations are located, and other foreign countries such as China and Russia where the laws do not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against piracy. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. Any litigation to defend our intellectual property rights could be time-consuming and costly.

There has been a substantial amount of litigation in the software industry regarding intellectual property rights. As a result, we may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may claim infringement by us with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms favorable to us. Unfavorable royalty and licensing agreements could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Certain Of Our Customers Purchase Our Software, But Delay Or Terminate Its Implementation. If This Type Of Activity Becomes Significant, It Could Harm Our Ability To Sell To Existing Customers And Impact Our Maintenance and Services Revenues.

Certain of our existing customers delay or terminate implementations of our software due to budgetary constraints related to economic uncertainty, dissatisfaction with product quality, the difficulty of prioritizing a surplus of information technology projects, changes in business strategy, personnel or priorities or for other reasons. Such customers may be less likely to invest in additional software in the future and to continue to pay for software maintenance. Since our business relies to a large extent upon sales to existing customers and since maintenance and services revenues are key elements of our revenue base, any reduction in these sales or these maintenance and services payments could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Our Software May Contain Errors Which Could Result In The Loss Of Customers And Reputation, Adverse Publicity, Loss Of Revenues, Delays In Market Acceptance, Diversion of Development Resources And Claims Against Us By Customers.

Our software programs may contain errors. Although we conduct testing and quality assurance through a release management process, we may not discover errors until our customers install and use a given product or until the volume of services that a product provides increases. On occasion, we have experienced delays in the scheduled introduction of new and enhanced products because of errors. Errors could result in loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development and consulting resources and claims against us by customers.

Failure Or Circumvention Of Our Controls And Procedures Or Failure To Comply With Regulations Related To Controls And Procedures Could Seriously Harm Our Business.

Over time, we have made significant changes in and may consider making additional changes to our internal controls, our disclosure controls and procedures, and our corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our controls, policies and procedures could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We May Have Difficulty Obtaining And Maintaining Cost-Effective Insurance, Which May Have A Material Adverse Effect On Our Business, Results Of Operations, Cash Flow and Financial Condition.

We obtain insurance to cover a variety of potential risks and liabilities. In the future, it may become more difficult to maintain insurance coverage at reasonable levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We May Not Be Successful In Convincing Customers To Migrate To Current Or Future Releases Of Our Products, Which May Lead To Reduced Consulting And Maintenance Revenues And Less Future Business From Existing Customers.

Our customers may not be willing to incur the costs or invest the resources necessary to complete upgrades to current or future releases of our products. This may lead to our loss of consulting and maintenance revenues and future business from customers that continue to operate prior versions of our products or choose to no longer use our products.

If We Fail To Derive Benefits From Our Existing And Future Strategic Relationships, Our Business Will Suffer.

From time to time, we have collaborated with other companies in areas such as marketing, distribution or implementation. Maintaining these and other relationships is a meaningful part of our business strategy. However, some of our current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. In addition, some of our relationships have failed to meet expectations and may fail to meet expectations in the future. A failure by us to maintain existing strategic relationships or enter into successful new strategic relationships in the future could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Serious Harm To Our Business Could Result If Our Encryption Technology Fails To Ensure The Security Of Our Customers’ Online Transactions.

The secure exchange of confidential information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Some of our software applications use encryption technology to provide the security necessary to affect the secure exchange of valuable and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer transaction data. If any compromise or breach were to occur, it could have a material adverse effect on our business, results of operation and financial condition.

We Are Dependent On Third-Party Software That We Incorporate Into And Include With Our Products And Solutions And Impaired Relations With These Third Parties, Defects In Third-Party Software Or The Inability To Enhance Their Software Over Time Could Harm Our Business.

We incorporate and include third-party software into and with certain of our products and solutions. Additionally, we may incorporate and include additional third-party software into and with our products and solutions in future product offerings. The operation of our products could be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities, or to remain in business.

Further, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software or our ability to license the software to customers. Any impairment in our relationship with these third parties could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We Face Risks Associated With International Sales And Operations That Could Harm Our Company.

International revenues accounted for approximately 47% of our total revenues during 2005, and we expect to continue to generate a significant portion of our revenues from international sales in the future. Our international operations are subject to risks inherent in international business activities, including the tendency of markets outside of the U.S. to be more volatile and difficult to forecast than the U.S. market. Any of the following factors, among other things, could adversely affect the success of our international operations:

•	Difficulties and costs of staffing and managing geographically disparate operations.

•	Extended accounts receivable collection cycles in certain countries.

•	Compliance with a variety of foreign business practices, laws and regulations.

•	Overlap of different tax structures and regimes.

•	Meeting import and export licensing requirements.

•	Trade restrictions.

•	Changes in tariff rates.

•	Changes in general economic and political conditions in international markets.

The Expansion Of Our Operations In India Poses Significant Risks That Could Impair Our Ability To Develop Our Products, Implement Our Products Or Put Our Products At A Competitive Disadvantage.

We have shifted a large portion of our software solutions and other development and services capacity to India. However, we may not fully achieve the cost savings and other benefits that we anticipate from this program and we may not be able to attract or retain sufficient numbers of developers and consultants with the necessary skill sets in India to meet our needs. The distributed nature of our development and consulting resources could create further operational challenges and complications. Additionally, we have a heightened risk exposure to changes in the economic, security and political conditions of India. Operational issues, recruiting and retention issues, ability to obtain work permits, economic and political instability, military actions and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, or hinder our ability to provide cost-competitive services, either of which could put our products at a competitive disadvantage and cause us to lose existing customers or fail to attract new customers.

We May Not Successfully Integrate The Products, Technologies Or Businesses From, Or Realize The Intended Benefits Of, Acquisitions, And We May Make Future Acquisitions Or Enter Into Joint Ventures That Are Not Successful, Which Could Seriously Harm Our Business.

Historically, we have acquired technology or businesses to supplement and expand our product offerings. In the future, we could acquire additional products, technologies or businesses, or enter into joint venture arrangements for the purpose of complementing or expanding our business. Negotiation of potential acquisitions or joint ventures and our integration of acquired products, technologies or businesses could divert management’s time and resources. Future acquisitions could cause us to issue equity securities that would dilute your ownership of us, incur debt or contingent liabilities, amortize intangible assets, or write off in-process research and development and other acquisition-related expenses that could have a material adverse affect on our business, results of operations, cash flow and financial condition. We may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations, train, retain and motivate personnel from the acquired businesses, or combine potentially different corporate cultures. Failure to do so could deprive us of the intended benefits of those acquisitions. In addition, we may be required to write-off acquired research and development if further development of purchased technology becomes unfeasible, which may adversely affect our business, results of operations, cash flow and financial condition.

Changes In The Value Of The U.S. Dollar, As Compared To The Currencies Of Foreign Countries Where We Transact Business, Could Harm Our Operating Results.

To date, our international revenues have been denominated primarily in U.S. Dollars. However, the majority of our international expenses, including the wages of approximately 63% of our employees, have been denominated in currencies other than the U.S. Dollar. Therefore, changes in the value of the U.S. Dollar as compared to these other currencies may adversely affect our operating results. We have implemented limited hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts, but we do not hedge our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. For the foregoing reasons, currency exchange rate fluctuations have caused, and likely will continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities.

We May Become Subject To Product Liability Claims That Could Seriously Harm Our Business.

Our software products generally are used by our customers in mission-critical applications where component failures could cause significant damages. To mitigate this exposure, our license agreements typically seek to limit our exposure to product liability claims from our customers. However, these contract provisions may not preclude all potential claims. Additionally, our insurance policies may be inadequate to protect us from all liability that we may face. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial condition.

We May Not Be Able to Fully Realize The Benefits Of Our Deferred Tax Assets.

If we do not achieve sufficient domestic federal taxable income in future years to utilize all or some of our net operating loss carryforwards, they will expire, and we will be unable to fully realize the benefits of our deferred tax assets.

Risks Related To Our Industry

If Our Products Are Not Able To Deliver Fast, Demonstrable Value To Our Customers, Our Business Could Be Seriously Harmed.

Enterprises are requiring their application software vendors to provide faster time to value on their technology investments. We must continue to improve the speed of our implementations and the pace at which our products deliver value or our competitors may gain important strategic advantages over us. If we cannot successfully respond to these market demands, or if our competitors do so more effectively than we do, our business, results of operations, cash flow and financial condition could be materially and adversely affected.

Releases Of And Problems With New Products May Cause Purchasing Delays, Which Would Harm Our Revenues.

Our practice and the practice in the industry is to periodically develop and release new products and enhancements. As a result, customers may delay their purchasing decisions in anticipation of our new or enhanced products, or products of competitors. Delays in customer purchasing decisions could seriously harm our business and operating results. Moreover, significant delays in the general availability of new releases, significant problems in the installation or implementation of new releases, or customer dissatisfaction with new releases could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Risks Related To Our Stock

Our Stock Price Historically Has Been Volatile, Which May Make It More Difficult To Resell Common Stock At Attractive Prices.

The market price of our common stock has been highly volatile in the past, and may continue to be volatile in the future. The following factors could significantly affect the market price of our common stock:

•	Negative cash flows.

•	Additional equity or debt financing transactions.

•	Continued quarterly variations in our results of operations.

•	The market or system on which our common stock trades.

•	Announcement of new customers, new products, product enhancements, joint ventures and other alliances by our competitors or us.

•	Technological innovations by our competitors or us.

•	Stock valuations or performance of our competitors.

•	General market conditions, geopolitical events or market conditions specific to particular industries.

•	Perceptions in the marketplace of performance problems involving our products and services.

In particular, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely, often due to events unrelated to their operating performance. These fluctuations may harm the market price of our common stock.

If We Are Unsuccessful In Maintaining The Listing Of Our Common Stock On The NASDAQ National Market, Our Business Reputation May Be Harmed and Our Ability To Raise Funds In The Capital Markets Might Be Adversely Affected.

On July 21, 2005, our common stock was re-listed by The NASDAQ Listing Qualifications Panel and began trading on The NASDAQ National Market. In the future, our common stock price may decline to levels that would again cause us not to comply with NASDAQ listing standards. Any failure to maintain the listing of our common stock on The NASDAQ National Market might harm our general business reputation and be a consideration for investors when considering an investment in us, which could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Our Executive Officers And Directors, In Particular Sanjiv Sidhu And An Affiliate Of Q Investments, Have Significant Influence Over Stockholder Votes.

As of March 1, 2006, our current executive officers and directors together beneficially owned approximately 31.2% of the total voting power of our company, approximately 26.6% of which was beneficially owned by Sanjiv Sidhu, our current Chairman and former Chief Executive Officer and President, and entities that he controls. Further, an affiliate of Q Investments beneficially owns approximately 22.9% of the voting power of the company, and has the right to appoint two directors to our Board of Directors. Accordingly, Mr. Sidhu, the Q Investments affiliate and our officers and directors holding or controlling holdings of stock in our company have had and will have significant influence in determining the composition of our Board of Directors and other significant matters requiring stockholder approval or acquiescence, including amendments to our certificate of incorporation, a substantial sale of assets, a merger or similar corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquirer from making an offer to buy our company that other stockholders might find favorable, which in turn could adversely affect the market price of our common stock.

Our Charter And Bylaws Have Anti-Takeover Provisions And We Have A Stockholder Rights Plan Which, In Combination, Effectively Inhibit A Non-Negotiated Merger Or Business Combination.

Provisions of our certificate of incorporation and our bylaws, Delaware law and our stockholder rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination.

The Price Of Our Common Stock May Decline Due To Shares Eligible For Future Sale.

Sales of substantial amounts of common stock in the public market, or the appearance that a large number of shares is available for sale, could adversely affect the market price for our common stock. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital by issuing additional shares of common stock or other equity securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those in the section entitled “Risk Factors” and in our filings with the SEC, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. Actual results may vary materially from these forward-looking statements as a result of these and other risks.

Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and variations of these words and similar expressions are intended to identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless we are required to do so by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the resale of the shares of common stock offered hereby. We will not receive any proceeds from the resale of the shares of common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors.

SELLING STOCKHOLDERS

The following table presents the name of each selling stockholder and the number of shares of common stock issuable upon conversion of the notes and exercise of the warrants that each selling stockholder may offer under this prospectus. To our knowledge, except as disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

Percentage ownership in the table is based on 20,702,325 shares of our common stock outstanding as of March 1, 2006. Except as set forth below, beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The information provided in the table below is based on information provided to us by each of the selling stockholders as of approximately March 1, 2006.

Under the terms of the notes and the warrants, a selling stockholder may not convert the notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% (or, if the selling stockholder waives this limit with 61 days notice, 9.99%) of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted and shares of common stock issuable upon exercise of the warrants which have not been exercised.

The total number of shares of our common stock deliverable upon conversion of the notes and exercise of the warrants is limited to approximately 4.1 million shares, absent receipt of stockholder approval of the issuance of additional shares. Subject to certain conditions, to the extent that more shares of common stock would otherwise be issuable upon the conversion of notes or the exercise of warrants, we will be required to settle such conversions or exercises in cash by paying the value of the common stock into which the notes would otherwise be convertible or the warrants would otherwise be exercisable.

Under the terms of the notes, a selling stockholder may not convert the notes prior to May 15, 2010 except upon the occurrence of specified events, none of which have occurred as of March 22, 2006.

The number of shares of common stock beneficially owned before the offering and being offered pursuant to this prospectus, as set forth in the table below, does not reflect the limitations referred to in the three immediately preceding paragraphs. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Since the selling stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes or warrants in a transaction exempt from the registration requirements of the Securities Act. Because the selling stockholders are not obligated to sell the notes, the warrants or the common stock issuable upon the conversion of the notes or the exercise of the warrants, we cannot estimate how many shares of our common stock that each selling stockholder will beneficially own after this offering. For purposes of the table below, we have assumed that the selling stockholders will sell all of the shares covered by this prospectus. Information about the selling stockholders may change over time. We may update, amend or supplement this prospectus to update the information in this section.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
Highbridge International LLC (2)	2,020,366	8.89%	2,020,366	0	—
Marathon Global Convertible Master Fund Ltd. (3)	808,146	3.76%	808,146	0	—
Leonardo, L.P. (4)	1,414,256	6.39%	1,414,256	0	—

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Amatis Limited (5)	1,010,183	4.65%	1,010,183	0	—
Deutsche Bank AG, London Branch (6)	1,065,774	4.90%	808,146	257,628	1.13%

(1)	Assumes the full conversion of the holder’s note at a conversion price of $15.4675 and the full exercise of the holder’s warrant at an exercise price of $15.4675. However, such conversion price and exercise price is subject to adjustment under certain circumstances, including stock splits, stock dividends or distributions and other anti-dilution adjustments. As a result, the amount of common stock issuable upon conversion of the notes and exercise of the warrants may increase or decrease in the future.
(2)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC. The address of Highbridge International LLC is 9 West 57th Street, 27th Floor, New York, New York 10019.
(3)	Marathon Asset Management, LLC, the Investment Adviser for Marathon Global Convertible Master Fund, Ltd., exercises voting power and investment control over the shares issuable upon conversion of the notes and exercise of the warrants that are held by Marathon Global Convertible Master Fund, Ltd. Bruce Richards and Louis Hanover are the Managing Members of Marathon Asset Management, LLC. Marathon Global Convertible Master Fund Ltd.’s address is 461 5th Avenue, 11th Floor, New York, New York 10017.
(4)	Leonardo, L.P. has indicated to us that it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, and such broker-dealer was not involved in the purchase of the notes or warrants and will not be involved in the sale of the notes, warrants or underlying shares of common stock. Leonardo, L.P. has indicated to us that it purchased the notes and warrants in the ordinary course of business and is not a party to any agreement or other understanding, directly or indirectly, with any person to distribute the notes and warrants or the shares of common stock issuable upon conversion of the notes and exercise of the warrants. Leonardo Capital Management, Inc.(“LCMI”) is the sole general partner of Leonardo, L.P. Angelo, Gordon & Co., L.P. is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. Each of Angelo, Gordon & Co., L.P. and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Leonardo, L.P. The address of Leonardo, L.P. is c/o Angelo, Gordon & Co., L.P.,245 Park Avenue, 26th Floor, New York, New York 10167.
(5)	Amatis Limited has indicated to us that it may be deemed to be an affiliate of each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc., each of which are registered broker-dealers. Amatis Limited has indicated to us that it purchased the notes and warrants in the ordinary course of business, and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute the notes and warrants or the shares of common stock issuable upon conversion of the notes and exercise of the warrants. Amaranth Advisors L.L.C., the trading advisor for Amatis Limited, has voting control and/or dispositive power with respect to the shares of common stock issuable upon conversion of the notes and exercise of the warrants. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. Each of Mr. Maounis and Amaranth Advisors L.L.C. disclaim beneficial ownership of the shares beneficially owned by Amatis Limited, except to the extent of their pecuniary interest therein. The address of Amatis Limited is c/o Dundee Leeds Management Services (Cayman) Ltd., Waterfront Centre, 28 N. Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.
(6)	Deutsche Bank AG, London Branch identified itself to us as an affiliate of Deutsche Bank AG, a registered broker-dealer. Deutsche Bank AG, London Branch has indicated to us that it purchased the notes and warrants in the ordinary course of business, and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute the notes and warrants or the shares of common stock issuable upon conversion of the notes and exercise of the warrants. Deutsche Bank AG has voting control and/or dispositive power with respect to the shares of common stock issuable upon conversion of the notes and exercise of the warrants. The address of Deutsche Bank AG, London Branch is c/o Deutsche Bank Securities, Inc., 60 Wall Street, New York, New York 10005.

PLAN OF DISTRIBUTION

We are registering shares of our common stock issuable upon conversion of the notes and exercise of the warrants on behalf of the selling stockholders. This prospectus covers the resale of the shares of common stock that we will issue if and when the notes are converted and/or the warrants are exercised. The selling stockholders are bound by a registration rights agreement with us. To our knowledge, the selling stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

The selling stockholders may offer and sell shares of our common stock issuable upon conversion of the notes or exercise of the warrants from time to time. In addition, a selling stockholder’s donees, pledgees, transferees and other successors in interest may sell shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling stockholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in short sales;

•	in sales pursuant to Rule 144;

•	in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; or

•	in any other method permitted pursuant to applicable law.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the securities or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities covered by this prospectus in the course of hedging in positions they assume. The selling stockholders may also sell the securities short and deliver the securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge the securities to broker-dealers that in turn may sell such shares.

Transactions under this prospectus may or may not involve brokers or dealers. The selling stockholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

The selling stockholders may pledge or grant a security interest in some or all of the notes, the warrants or the shares of common stock issuable upon conversion of the notes or exercise of the warrants and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock issuable upon conversion of the notes or exercise of the warrants from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock issuable upon conversion of the notes or exercise of the warrants in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

Under the securities laws of some states, the shares of common stock issuable upon conversion of the notes or exercise of the warrants may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock issuable upon conversion of the notes or exercise of the warrants may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We cannot assure you that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

The selling stockholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be underwriters within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling stockholders and any other person participating in a distribution of our common stock will be subject to the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which limits the timing of purchases and sales of the securities by the selling stockholders and other participating persons. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the common stock. This may affect the marketability of the shares of common stock issuable upon conversion of the notes or exercise of the warrants and the ability of any person or entity to engage in market-making activities in the shares.

We will use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earliest of:

•	the date on which all shares of our common stock issuable upon conversion of the notes and exercise of the warrants held by our non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor provision thereof;

•	the date when each of the shares of our common stock issuable upon conversion of the notes and exercise of the warrants covered by the registration statement of which this prospectus forms a part has been effectively registered under the Securities Act and disposed of in accordance with such registration statement;

•	the date on which all shares of our common stock issuable upon conversion of the notes and exercise of the warrants have been resold pursuant to Rule 144 under the Securities Act;

•	the date on which all the notes, the warrants, and the shares of our common stock issuable upon conversion of the notes and exercise of the warrants cease to be outstanding; and

•	November 23, 2008.

We are permitted to suspend the use of this prospectus for a period not to exceed (1) 30 consecutive days at any one time, (2) 45 days in any three-month period, or (3) 90 days in any 12-month period, upon the occurrence or existence of any pending corporate development that, in our reasonable discretion, makes it appropriate to suspend the availability of the registration statement of which this prospectus forms a part.

We have agreed to pay the expenses of registering the shares issuable upon conversion of the notes and exercise of the warrants under the Securities Act, including (i) all registration and filing fees, (ii) printing expenses, (iii) duplication and mailing expenses relating to copies of any registration statement or prospectus delivered to any selling stockholders hereunder, (iv) fees and disbursements of our legal counsel and the fees and disbursements of one legal counsel chosen by the selling stockholders, and (v) fees and disbursements of the registrar and transfer agent for the common stock issuable upon conversion of the notes and exercise of the warrants.

We will indemnify the selling stockholders against specified liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Dechert LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents (other than any portions of the respective filings that were furnished under applicable SEC rules rather than filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 15, 2006;

•	[our Current Report[s] on Form 8-K filed on , 2006;]

•	[our definitive proxy statement filed on , 2006; and]

•	the description of our common stock contained in our registration statement on Form 8-A (Registration No. 0-28030) filed on March 20, 1996, as amended, and including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we will file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of the respective filings that will be furnished under applicable SEC rules rather than filed) until all the shares of common stock that may be offered under this prospectus are sold. The information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the common stock under this prospectus will automatically update the information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

You may obtain copies of these documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately below.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file periodic reports, proxy statements and information statements and other information with the Securities and Exchange Commission.

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit.

You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1.800.SEC.0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written request, a copy of any and all of these filings (except exhibits, unless they are specifically incorporated by reference into this prospectus). Please direct any requests for copies to:

i2 Technologies, Inc.

One i2 Place

11701 Luna Road

Dallas, TX 75234

Attention: Christine Thierbach

Telephone: 469.357.1000

Fax: 469.357.6566

E-mail: Christine_Thierbach@i2.com

i2 TECHNOLOGIES, INC.

6,061,097 Shares of Common Stock

PROSPECTUS

                         , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses to be paid by our company in connection with the distribution of the shares of common stock being registered are as follows:

Amount (1)
Securities and Exchange Commission Registration Fee	$10,507
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	6,500
Printing and Engraving Expenses	5,000
Miscellaneous Fees and Expenses	1,000

Total	$73,077

(1)	All amounts are estimates except the SEC filing fee.

Item 15. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ten of our restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, none of our directors shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director.

Section 6.1 of our amended and restated bylaws further provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent. Section 6.2 of our amended and restated bylaws further provides that we may, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of our employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent.

We maintain officers’ and directors’ liability insurance.

We have entered into indemnification agreements with certain of our officers, directors and employees that may require us, among other things, to indemnify such officers, directors and employees against certain liabilities that may arise by reason of their status or service as directors, officers or employees and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We have also entered into agreements regarding the advancement of costs with certain officers and employees.

Item 16. Exhibits

Exhibit No.	Document
4.1*	Specimen Common Stock certificate (filed as Exhibit 4.1 to i2’s Registration Statement on Form S-1 (Reg. No. 333-1752)).

4.2*	Rights Agreement, dated as of January 17, 2002, between i2 and Mellon Investor Services LLC, which includes the form of Certificate of Designation for the Series A junior participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A preferred Stock as Exhibit C (filed as Exhibit 4 to i2’s Current Report on Form 8-K filed on January 22, 2002).

4.3*	First Amendment to Rights Agreement, dated as of April 27, 2004, between i2 and Mellon Investor Services, LLC (filed as Exhibit 4.2 to i2’s Current Report on Form 8-K filed on May 4, 2004).

4.4*	Second Amendment to Rights Agreement, dated as of April 28, 2004, between i2 and Mellon Investor Services LLC (filed as Exhibit 4.1 to i2’s Current Report on Form 8-K filed on May 14, 2004).

4.5*	Purchase Agreement, dated as of November 21, 2005, by and among i2 and the purchasers set forth on Schedule I thereto (filed as Exhibit 10.1 to i2’s Current Report on Form 8-K filed on November 22, 2005).

4.6*	Registration Rights Agreement, dated as of November 23, 2005, by and between i2 and the parties set forth on Schedule I thereto (filed as Exhibit 10.2 to i2’s Current Report on Form 8-K filed on November 29, 2005).

5.1+	Opinion of Dechert LLP.

23.1+	Consent of Dechert LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24.1	Power of Attorney (included on the signature page of this registration statement and incorporated herein by reference).

*	Incorporated herein by reference to the indicated filing.
+	To be filed by amendment.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on the 23rd day of March, 2006.

i2 TECHNOLOGIES, INC.

By:	/s/ Michael J. Berry
Michael J. Berry
Executive Vice President and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. McGrath and Michael J. Berry, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement (or amendment thereto) for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael E. McGrath Michael E. McGrath	President, Chief Executive Officer and Director (Principal Executive Officer)	March 23, 2006

/s/ Michael J. Berry Michael J. Berry	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2006

/s/ Sanjiv S. Sidhu Sanjiv S. Sidhu	Chairman of the Board of Directors	March 23, 2006

/s/ Harvey B. Cash Harvey B. Cash	Director	March 23, 2006

/s/ Robert L. Crandall Robert L. Crandall	Director	March 5, 2006

/s/ Richard L. Clemmer Richard L. Clemmer	Director	March 23, 2006

/s/ Lloyd G. Waterhouse Lloyd G. Waterhouse	Director	March 23, 2006

/s/ Jackson L. Wilson, Jr. Jackson L. Wilson, Jr.	Director	March 23, 2006

/s/ Stephen P. Bradley Stephen P. Bradley	Director	March 23, 2006

EXHIBIT INDEX

Exhibit No.	Document
4.1*	Specimen Common Stock certificate (filed as Exhibit 4.1 to i2’s Registration Statement on Form S-1 (Reg. No. 333-1752)).

4.2*	Rights Agreement, dated as of January 17, 2002, between i2 and Mellon Investor Services LLC, which includes the form of Certificate of Designation for the Series A junior participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A preferred Stock as Exhibit C (filed as Exhibit 4 to i2’s Current Report on Form 8-K filed on January 22, 2002).

4.3*	First Amendment to Rights Agreement, dated as of April 27, 2004, between i2 and Mellon Investor Services, LLC (filed as Exhibit 4.2 to i2’s Current Report on Form 8-K filed on May 4, 2004).

4.4*	Second Amendment to Rights Agreement, dated as of April 28, 2004, between i2 and Mellon Investor Services LLC (filed as Exhibit 4.1 to i2’s Current Report on Form 8-K filed on May 14, 2004).

4.5*	Purchase Agreement, dated as of November 21, 2005, by and among i2 and the purchasers set forth on Schedule I thereto (filed as Exhibit 10.1 to i2’s Current Report on Form 8-K filed on November 22, 2005).

4.6*	Registration Rights Agreement, dated as of November 23, 2005, by and between i2 and the parties set forth on Schedule I thereto (filed as Exhibit 10.2 to i2’s Current Report on Form 8-K filed on November 29, 2005).

5.1+	Opinion of Dechert LLP.

23.1+	Consent of Dechert LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24.1	Power of Attorney (included on the signature page of this registration statement and incorporated herein by reference).

*	Incorporated herein by reference to the indicated filing.
+	To be filed by amendment.